EXHIBIT 99.1

North American Construction Group Ltd. Announces Normal Course Issuer Bid

ACHESON, Alberta, Oct. 30, 2024 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA/NYSE:NOA) today announced that it intends to commence a normal course issuer bid (the “NCIB”) to purchase, for cancellation, up to 2,087,577 common shares in the capital of the Company (“Common Shares”), which represents approximately 10% of the public float (as defined in the TSX Company Manual) and approximately 7.5% of the issued and outstanding Common Shares as of October 24, 2024. As at October 24, 2024, the Company had 27,827,282 Common Shares issued and outstanding.

Purchases of Common Shares under the NCIB may be made through the facilities of the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”) and alternative trading systems in Canada and the United States by means of open market transactions or by such other means as may be permitted under applicable securities laws. Under the NCIB, and in order to comply with applicable securities laws, the Company will purchase a maximum of 1,391,364 Common Shares (or approximately 5% of the issued and outstanding voting common shares) on the NYSE and alternative trading systems.

The Company believes that the current market price of its Common Shares does not fully reflect their underlying value and that current market conditions provide opportunities for the Company to acquire Common Shares at attractive prices. In the Company’s view, a repurchase of Common Shares would be an effective use of its cash resources and would be in the best interests of the Company and its shareholders. The Company believes that it would both enhance liquidity for shareholders seeking to sell and provide an increase in the proportionate interests of shareholders wishing to maintain their positions.

The NCIB is expected to commence on or about November 4, 2024 and will terminate no later than November 3, 2025. All purchases of Common Shares will be made in compliance with applicable TSX and NYSE rules. The average daily trading volume of the Common Shares on the TSX for the six calendar months preceding October 1, 2024 is 62,910 Common Shares. In accordance with the TSX rules and subject to the exemption for block purchases, a maximum daily repurchase of 25% of this average may be made, representing 15,727 Common Shares. The price per Common Share will be based on the market price of such shares at the time of purchase in accordance with regulatory requirements.

About NACG
NACG is one of Canada and Australia’s largest providers of heavy construction and mining services. For over 70 years, NACG has provided services to mining, resource, and infrastructure construction markets.

Jason Veenstra, CPA, CA
Chief Financial Officer
P: 780.960.7171
E: ir@nacg.ca

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “expected”, “estimated” or similar expressions, including the anticipated revenues and backlog to be generated by the contract. The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties to which such forward-looking statements are subject are highlighted in the Company’s MD&A for the year ended December 31, 2023 and quarter ending September 30, 2024. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedarplus.com.